                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-29937
                                                      Registration No. 333-64923

                                 314,883 SHARES

                          CARAUSTAR INDUSTRIES, INC.

                                 COMMON STOCK

      This Prospectus covers the offer and sale of up to 314,883 shares of Common Stock, par value $.10 per share (the "Common Stock"), of Caraustar Industries, Inc. (together with its wholly owned subsidiaries, the "Company" or "Caraustar"), which the Company may issue from time to time in connection with the future direct and indirect acquisitions of other businesses, properties or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act of 1933, as amended (the "Securities Act") or as otherwise permitted under the Securities Act.

      The Company expects that the terms upon which it may issue the shares in business combination transactions will be determined through negotiations with the securityholders or principal owners of the businesses whose securities or assets are to be acquired. It is expected that the shares that are issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an acquisition agreement is executed or at the time an acquisition is consummated.

      This Prospectus will be used only in connection with the acquisition of businesses, properties or securities in business combination transactions that would be exempt from registration but for the issuance of Common Stock and the possibility of integration with other transactions. This Prospectus will be furnished to security holders of the business, properties or securities to be acquired.

      Persons receiving Common Stock in connection with the acquisition may be required to agree to hold all or some portion of the Common Stock for a period of up to two years after the date of such acquisition. See "Plan of Distribution."

      If an acquisition has a material financial effect upon the Company, a current report on Form 8-K will be filed subsequent to the acquisition containing financial and other information about the acquisition that would be material to subsequent acquirors of Common Stock offered hereby, including pro forma information for Caraustar and historical financial information about the company being acquired. A current report on Form 8-K will also be filed when an acquisition does not per se have a material effect upon the Company, but if aggregated with other acquisitions since the date of the Company's most recent audited financial statements, would have such a material effect.

      If an acquisition of a business, properties or securities in a business combination transaction is not exempt from registration even if integration is not taken into account, then the offerees of Common Stock in such acquisition will be furnished with copies of this Prospectus as amended by a post-effective amendment to the Registration Statement on Form S-4 of which this Prospectus is a part.

      The Common Stock is quoted on the NASDAQ National Market System under the symbol "CSAR." On September 29, 1998, the closing price per share of the Common Stock, as reported by NASDAQ, was $21.4375.

      All expenses of this offering (this "Offering") will be paid by the Company. No underwriting discounts or commissions will be paid in connection with the issuance of shares by the Company in business combination transactions, although finder's fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an Underwriter within the meaning of the Securities Act.

                                 ---------------

        AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES RISKS.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 3.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
         OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                           ADEQUACY OF THE PROSPECTUS.
                       ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                 ---------------

             The date of this Prospectus is September 30, 1998.

                            AVAILABLE INFORMATION



      The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). The Registration Statement and exhibits and schedules thereto, as well as such reports, proxy statements and other information, may be inspected and copied at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of such materials may be obtained from any such office upon payment of the fees prescribed by the SEC. The SEC maintains a World Wide Web site (http://www.sec.gov), which contains reports, proxy and information statements and other information filed electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"). The Common Stock is currently quoted on the NASDAQ National Market System; such reports, statements and other information also can be inspected at the offices of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006.

      The Company has filed with the SEC a Registration Statement on Form S-4 under the Securities Act with respect to the Shares offered hereby (the "Registration Statement"). As permitted by the rules of the SEC, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Shares, reference is made to the Registration Statement, including the exhibits and schedules filed as part thereof. Statements contained in this Prospectus, and in any document incorporated herein by reference, as to the contents of any contract or any other document are not necessarily complete, and, in each instance, reference is hereby made to the copy of the contract or document filed as an exhibit to the Registration Statement or such document, each such statement being qualified in all respects by this reference thereto. The Registration Statement has been filed through EDGAR and is also publicly available through the SEC's Web site (http://www.sec.gov).

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by the Company with the SEC pursuant to the Exchange Act are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 1997; (ii) Quarterly Reports on
Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998; (iii) Current Report on Form 8-K filed July 29, 1996, as amended by Form 8-K/A filed September 25, 1996; (iv) Amendment No. 1 on Form 10-Q/A to the Quarterly Report on Form 10-Q for the quarter ended September 30, 1995; (v) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the SEC pursuant to Section 12 of the Exchange Act and any amendment or report filed by the Company for the purpose of updating such description and (vi) all documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering of the Common Stock offered hereby.


        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any subsequently filed document that also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. All information appearing in this Prospectus is qualified in its entirety by information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein, except to the extent set forth in the immediately preceding statement.

      The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests should be directed to Caraustar Industries, Inc., 3100 Washington Street, Austell, Georgia 30001, Attention:
Corporate Secretary, telephone (770) 948-3101.


                                 THE COMPANY

      The Company is a major manufacturer of recycled paperboard and converted paperboard products. The Company's executive offices are located at 3100 Washington Street, Austell, Georgia 30001, and its telephone number is (770) 948-3101.

                                 RISK FACTORS

         In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing the Common Stock offered hereby. This Prospectus, including information incorporated by reference herein, may contain certain "forward-looking statements" within the meaning of the Securities Act and the Exchange Act, which are based on the Company's expectations or beliefs, as well as information currently available to management. When used in this document, the words "anticipate," "estimate," "expect," and similar expressions may identify such forward-looking statements. Although the Company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Any such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or financial condition may vary materially from those anticipated, estimated or expected. Among the key factors that may have a direct bearing on the Company's operating results, performance or financial condition are fluctuations in raw material prices and the economy in general, the degree and nature of competition, demand for the Company's products, changes in government regulations, the Company's ability to complete acquisitions and integrate the operations of acquired businesses and other matters described in this "Risk Factors" section and elsewhere in this Prospectus.

POSSIBLE FUTURE INCREASES IN RECOVERED FIBER COSTS

      Historically, the cost of recovered fiber, which is derived from recycled paperstock and is the Company's only significant raw material, has fluctuated significantly due to market and industry conditions. Although the Company raises its selling prices in response to increases in raw material costs, it is often unable to maintain its operating margins during periods of dramatic price increases, and it experiences short-term margin shrinkage during all periods of price increases due to customary time lags in the implementation of price increases. There can be no assurance that the Company will be able to recoup any future increases in the cost of recovered fiber by raising the prices of its products. There can also be no assurance that, even if the Company is able to recoup such cost increases, its operating margins and results of operations will not be materially and adversely affected by delays in implementing price increases.

ABILITY TO CONTROL GROWTH; EXPANSION AND ACQUISITION RISKS

      The Company intends to continue increasing its production capacity in the next several years. Such expansion entails operating, marketing and financial risks, and its success is largely dependent upon the availability of working capital to permit the Company to complete its capital expenditures program and identify and consummate selected acquisitions. The Company has consummated numerous acquisitions in recent years and actively seeks acquisition opportunities. Once integrated, acquisitions may not achieve levels of revenue, profitability or productivity comparable to those of the Company's existing locations or may not otherwise perform as expected. The consummation of acquisitions could result in the incurrence of additional indebtedness, the issuance of additional capital stock having a dilutive effect on the Company's shareholders, or both. Acquisitions also involve special risks, including risks associated with unanticipated liabilities and contingencies, diversion of management attention and possible adverse effects on earnings resulting from increased goodwill amortization, increased interest costs, the issuance of additional securities and difficulties related to the integration of the acquired business. There can be no assurance that the Company will be able to utilize increased production capacity at its existing facilities, to successfully identify additional suitable acquisition candidates, complete additional acquisitions or integrate acquired businesses into its operations.

UNFORESEEN ENVIRONMENTAL LIABILITIES OR COSTS

      Compliance with federal, state and local governmental requirements, particularly relating to wastewater discharge and air quality, is a significant factor in the Company's business. Among other things, these laws and regulations regulate the discharge of materials into the water, air and land and govern the use and disposal of hazardous substances. The most significant federal laws are the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act and the Resource Conservation and Recovery Act ("RCRA"). These laws are administered by the United States Environmental Protection Agency, and in some cases by state and local agencies. In addition, states in which the Company operates have adopted supplemental environmental laws and regulations, or have enacted their own parallel environmental programs, which are enforced through various state and local administrative agencies. Under CERCLA and other laws and regulations, the Company can be held strictly liable if hazardous substances are found on real property owned or operated by the Company or used by the Company as a disposal site. In recent years, the Company has adopted a policy of assessing real property for environmental risks prior to purchase. The Company is aware of issues regarding hazardous substances at some of its facilities and one of its disposal sites, but in each case a remedial plan is in place where necessary in the Company's opinion, and the Company has reason to believe that any possible liabilities will not be material, although there can be no assurance that such liabilities will not be material. The Company regularly makes capital and operating expenditures to stay in compliance with applicable environmental laws. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company's businesses, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental liabilities, including compliance and remediation costs, will not have a material adverse effect on the Company in the future. In addition, future events, such as changes in or modified interpretations of existing laws or regulations or enforcement policies, or further investigation or evaluation of the potential health hazards of certain products or business activities, may give rise to additional compliance and other costs that could have a material adverse effect on the Company.

HIGHLY COMPETITIVE MARKETS

      The manufacture and sale of recycled paperboard and converted paperboard products are highly competitive. The Company competes with a variety of companies, some of which are larger and have greater resources than the Company. In most of its markets the Company's competitors are capable of supplying products that would meet customer needs. There can be no assurance that the Company will be able to continue competing successfully.

POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN ARTICLES OF INCORPORATION AND BYLAW PROVISIONS; POSSIBLE ISSUANCES OF PREFERRED STOCK; SHAREHOLDER RIGHTS PLAN

      Certain provisions of the Company's articles of incorporation and bylaws, as well as a shareholder rights plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company and, as a result, have the effect of discouraging bids for the Company's Common Stock at a premium and adversely affecting the market price of the Common Stock. The Company's articles of incorporation authorize 5,000,000 shares of preferred stock (the "Preferred Stock"), which may be issued in the future without further shareholder approval upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Company's Board of Directors is divided into three classes with staggered terms, and the Company's articles of incorporation provide that directors may be removed only for cause. The shareholder rights plan generally provides a mechanism by which the Board of Directors and shareholders may act to substantially dilute the share position of any takeover bidder who acquires 20% or more of the Common Stock.

DEPENDENCE ON KEY PERSONNEL

      The Company's operations are dependent on the continued efforts of its executive officers and senior management. In addition, the Company is dependent on the performance and productivity of its local managers. The loss of some of the Company's key managers could have an adverse effect on the Company's operations, including the Company's ability to establish and maintain customer relationships. The Company maintains no key person insurance policies on any of its executive officers or other senior managers. If the Company is unable to attract and retain key employees to perform these services, the Company's business could be adversely affected.

STOCK PRICE VOLATILITY

      From time to time, there may be significant volatility in the market price of the Common Stock. Factors such as announcements of fluctuations in the Company's or its competitors' operating results, recovered fiber costs, market conditions for paper industry stocks or manufacturing stocks in general, changes in general conditions in the economy or financial markets, natural disasters or other developments could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of affected companies. These broad fluctuations may adversely affect the market price of the Common Stock.

                             PLAN OF DISTRIBUTION

      This Prospectus covers the offer and sale of up to 314,883 shares which the Company may issue from time to time in connection with the future direct and indirect acquisitions of other businesses, properties or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act.

      The Company expects that the terms upon which it may issue the shares will be determined through negotiations with the securityholders or principal owners of the businesses whose securities or assets are acquired. It is expected that the shares that are issued will be valued at prices reasonably related to market prices for the Common Stock prevailing either at the time an acquisition agreement is executed or at the time an acquisition is consummated.

      All expenses of this Offering will be paid by the Company. No underwriting discounts or commissions will be paid in connection with the issuance of shares by the Company in business combination transactions, although finder's fees may be paid with respect to specific acquisitions. Any person receiving a finder's fee may be deemed to be an Underwriter within the meaning of the Securities Act.

      The Company's Common Stock will be quoted on the NASDAQ national market system, but the shares offered hereunder may be subject to certain contractual holding period requirements.

                          REGISTRAR AND TRANSFER AGENT

      The registrar and transfer agent for the Common Stock is The Bank of New York, New York, New York.

                                LEGAL MATTERS

      Certain legal matters in connection with the shares of Common Stock offered hereby will be passed on for the Company by Robinson, Bradshaw & Hinson, P.A., Charlotte, North Carolina. Russell M. Robinson, II, a shareholder in the firm of Robinson, Bradshaw & Hinson, P.A., is Chairman of the Board of Directors of the Company. Robinson, Bradshaw & Hinson, P.A. is the Company's principal outside legal counsel. Certain members of such firm beneficially owned approximately 113,680 shares of the Company's Common Stock as of the date of this Prospectus.


                                   EXPERTS

      The consolidated financial statements and schedule incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts.

================================================================================

      No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                                   ----------

                              TABLE OF CONTENTS

                                                                            Page
                                                                            ----


AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . . . . . . . 3

THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4

PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

REGISTRAR AND TRANSFER AGENT  . . . . . . . . . . . . . . . . . . . . . . . . 7

LEGAL MATTERS  . . . . . . .  . . . . . . . . . . . . . . . . . . . . . . . . 8

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 8

================================================================================

================================================================================

                                314,883 SHARES

                          CARAUSTAR INDUSTRIES, INC.

                                 COMMON STOCK

                                 -----------

                                  PROSPECTUS

                                 -----------

                               September 30, 1998

================================================================================